CODE OF ETHICS

FIDUCIARY DUTY -- STATEMENT OF POLICY

The Firm is a fiduciary of its Clients and owes each Client an affirmative duty of good faith and full and fair disclosure of all material facts. Most violations of fiduciary duty are associated with a violation of the general antifraud provisions contained in Section 206 of the Advisers Act. The SEC has made clear that these general antifraud provisions of Section 206 apply not only to Clients, but also to prospective Clients and in the case of fund(s) advised by the Firm, any investor or prospective investor in the fund. Mere negligence on the part of the Firm in breaching its fiduciary duty to a fund(s), or its investors or prospective investors, is sufficient to establish a violation under the Advisers Act. For example, the Firm must take care not to include false or misleading statements in private placement memoranda, Form ADV disclosures, investor reports, responses to "requests for proposals," or other disclosures to Clients, investors or prospective Clients or investors.

The adviser's fiduciary duty is particularly pertinent whenever the adviser is in a situation involving a conflict or potential conflict of interest. The Firm and all Employees must affirmatively exercise authority and responsibility for the benefit of Clients, and may not participate in any activities that may conflict with the interests of Clients except in accordance with this Manual. In addition, Employees must avoid activities, interests and relationships that might interfere or appear to interfere with making decisions in the best interests of the Firm's Clients. Accordingly, at all times, the Firm must conduct our business with the following precepts in mind:

     PLACE THE INTERESTS OF CLIENTS FIRST. The Firm may not cause a Client to take action, or not to take action, for its personal benefit rather than the benefit of the Client. For example, causing a Client to purchase a security owned by an Employee for the purpose of increasing the price of that security would be a violation of this Code. Similarly, an Employee investing for himself or herself in a security of limited availability that was appropriate for a Client without first considering that investment for such Client may violate this Code.

     MODERATE GIFTS AND ENTERTAINMENT. The receipt of investment opportunities, perquisites, or gifts from persons doing or seeking to do business with the Firm could call into question the exercise of our independent judgment. Accordingly, Employees may accept such items only in accordance with the limitations in this Code.

     CONDUCT ALL PERSONAL SECURITIES TRANSACTIONS IN COMPLIANCE WITH THIS CODE OF ETHICS. This includes all pre-clearance and reporting requirements and procedures regarding inside information and personal and proprietary trades. While the Firm encourages Employees and their families to develop personal investment programs, Employees must not take any action that could result in violation of this Code of Ethics.

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     KEEP INFORMATION CONFIDENTIAL. Information concerning Client transactions or holdings may be material non-public information and Employees may not use knowledge of any such information to profit from the market effect of those transactions.

     COMPLY WITH THE FEDERAL SECURITIES LAWS (AS DEFINED BELOW), FEDERAL COMMODITIES LAWS, AND ALL OTHER LAWS AND REGULATIONS APPLICABLE TO THE FIRM'S BUSINESS. Make it your business to know what is required of the Firm as an investment adviser, commodity pool operator and commodity trading advisor, and of you as an Employee of the Firm, under the Federal Securities Laws and federal commodities laws and integrate compliance into the performance of all duties. "Federal Securities Laws" includes the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, the Investment Company Act, the Advisers Act, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the SEC under any of these statutes, the Bank Secrecy Act as it applies to funds and investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.

     SEEK ADVICE WHEN IN DOUBT ABOUT THE PROPRIETY OF ANY ACTION OR SITUATION. Any questions concerning this Code of Ethics should be addressed to the Chief Compliance Officer, who is encouraged to consult with outside counsel, outside auditors or other professionals, as necessary.

The Policies and Procedures in this Code of Ethics implement these general fiduciary principles in the context of specific situations.

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                              CLIENT OPPORTUNITIES

LAW

No Employee may cause or attempt to cause any Client to purchase, sell or hold any security for the purpose of creating any personal benefit for him or herself. Sections 206(1) and 206(2) of the Advisers Act generally prohibit the Firm from employing a "device, scheme or artifice" to defraud Clients or engaging in a "transaction, practice or course of business" that operates as a "fraud or deceit" on Clients. While these provisions speak of fraud, they have been construed very broadly by the SEC and used to regulate, through enforcement action, many types of adviser behavior that the SEC deems to be not in the best interest of Clients or inconsistent with fiduciary obligations.
One such category of behavior is taking advantage of investment opportunities for personal gain that would be suitable for Clients. Another such behavior would be "front-running" a Client account. Front-running is the unethical practice of taking advantage of knowledge of a pending order or anticipated trade for one Client account to advantage (x) an Employee account, (y) a Firm account, or (z) another Client account by buying or selling ahead of the original Client account to advantage such other account. Front-running can occur by trading ahead of a Client trade in the same security or in a related security or financial instrument. Another category of such behavior would be to cause a Client to purchase, sell, or hold any security for the purpose of creating any benefit to Firm accounts or to Employee accounts.

POLICY

An Employee may not take personal advantage of any opportunity properly belonging to the Firm or any Client. This principle applies primarily to the acquisition of securities of limited availability for an Employee's own account that would be suitable and could be purchased for the account of a Client, or the disposition of securities from an Employee's account that would be suitable to be sold from the account of a Client.

An Employee may not cause an Employee account or Firm account to front-run a Client account. In addition, it is the Firm's policy that over time all Clients should be treated fairly and certain Clients should not be favored over other Clients.

An Employee may not cause or attempt to cause any Client to purchase, sell or hold any security for the purpose of creating any benefit to Firm accounts or to Employee accounts.

PROCEDURES

DISCLOSURE OF PERSONAL INTEREST. If an Employee believes that he or she (or a related account) stands to benefit materially from an investment decision that the Employee is recommending or making for a Client, the Employee must disclose that interest to the Chief Compliance Officer and obtain approval prior to making the investment.

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RESTRICTION ON INVESTMENT. Based on the information given, the Chief Compliance
Officer will decide whether to restrict an Employee's participation in the investment decision or investment. In making these determinations, the Chief Compliance Officer will consider the following factors: (i) whether the opportunity was suitable for any Client; (ii) whether any Client was legally and financially able to take advantage of the opportunity; (iii) whether any Client would be disadvantaged by the Employee's interest or participation; (iv) whether the Employee's interest is de minimis; and (v) whether the Employee's interest or participation is clearly not related economically to the securities to be purchased, sold or held by any Client.

RECORD OF DETERMINATION AND MONITORING. A memorandum concerning the investment opportunity and the disposition of the approval request will be prepared promptly and maintained by the Chief Compliance Officer.

In addition, the Chief Compliance Officer will monitor Employees' personal securities transactions to identify, and will investigate any instance of, an Employee purchasing (or otherwise acquiring beneficial ownership in) or selling, directly or indirectly, a security of limited availability or limited market interest, respectively, prior to making the opportunity available to Clients or instead of giving the opportunity to Clients.

Should a question exist concerning the appropriateness of a proposed transaction, it should be discussed in advance with the Chief Compliance Officer.

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                                INSIDER TRADING

LAW

In the course of business, the Firm and its Employees may have access to various types of material non-public information about issuers, securities or the potential effects of the Firm's own investment and trading on the market for securities. Trading while in possession of material non-public information or communicating such information to others who may trade on such information is a violation of the securities laws. This conduct is frequently referred to as "insider trading" (whether or not one is an "insider").

While the law concerning insider trading is not static, it is generally understood to prohibit:

     o trading by an insider while in possession of material non-public information, and in the case of an investment adviser, information pertaining to the adviser's positions or trades for its clients may be material non-public information;

     o trading by a non-insider while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider's duty to keep it confidential or was misappropriated;

     o    communicating material non-public information to others; or

     o trading ahead of research reports or recommendations prepared by the Firm.

Concerns about the misuse of material non-public information by the Firm or Employees may arise primarily in two ways. First, the Firm may come into possession of material non-public information about another company, such as an issuer in which it is investing for Clients or in which its own personnel might be investing for their own accounts.

Second, the Firm as an investment adviser has material non-public information in relation to its own business. The SEC has stated that the term "material non-public information" may include information about an investment adviser's securities recommendations, as well as securities holdings and transactions of Clients.

WHO IS AN INSIDER? The concept of "insider" is broad. It includes officers, directors and employees of a company. In addition, a person can be a "temporary insider" if he or she enters into a special confidential relationship in the conduct of a company's affairs and as a result is given access to information solely for the company's purposes. A temporary insider can include, among others, a company's attorneys, accountants, consultants, and bank and the employees of such organizations. In addition, a person who advises or otherwise performs services for a company may become a temporary insider of that company. An Employee of the Firm could become a temporary insider to a company because of the Firm's and/or Employee's relationship to the company (E.G., by having contact with company executives while researching the company). A company must expect the outsider to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider or temporary insider.

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WHAT IS MATERIAL INFORMATION? Trading on non-public information is not a basis for liability unless the information is material. "Material information" generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a security. Information that Employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, knowledge of an impending default on debt obligations, knowledge of an impending change in debt rating by a statistical rating organization, and extraordinary management developments.

Material information does not have to relate to the issuer's business. For example, in one case the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a reporter at THE WALL STREET JOURNAL was found criminally liable for disclosing to others the date that reports on various companies would appear in THE WALL STREET JOURNAL and whether those reports would be favorable or not. Similarly, there could be circumstances under which so-called "political intelligence" -- otherwise nonpublic information gleaned from interactions with government officials, either directly by employees or through "political intelligence" firms that provide information to such information for a fee - could be deemed material nonpublic information. In addition, as indicated, the SEC has stated that information concerning an investment adviser's holdings or transactions may be material non-public information.

In addition, as indicated, the SEC has stated that information concerning an investment adviser's holdings or transactions may be material non-public information.

WHAT IS NON-PUBLIC INFORMATION? Information is non-public until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in DOW JONES, REUTERS ECONOMIC SERVICES, THE WALL STREET JOURNAL or other publications of general circulation would be considered public.

WHAT IS TIPPING? Tipping involves providing material non-public information to anyone who might be expected to trade while in possession of that information. An Employee may become a "tippee" by acquiring material non-public information from a tipper, which would then require the Employee to follow the procedures below for reporting and limiting use of the information.

PENALTIES FOR INSIDER TRADING. Penalties for trading on or communicating material non-public information are severe, both for Employees involved in such unlawful conduct and the Firm, and may include fines or damages up to three times the amount of any profit gained or loss avoided.
A person can be subject to some or all of the applicable penalties even if he or she does not personally benefit from the violation.

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POLICY

The Firm forbids any Employee to trade, either personally or on behalf of others, including Clients, while in possession of material non-public information or to communicate material non-public information to others in violation of the law. The Firm's insider trading prohibitions apply to all Employees and extend to activities within and outside their duties as Employees of the Firm.

In addition, it is the policy of the Firm that all information about Client securities holdings and transactions is to be kept in strict confidence by those who receive it, and such information may be divulged only within the Firm and to those who have a need for it in connection with the performance of services to Clients. Despite this blanket prohibition, some trades in securities in which the Firm has also invested for Clients may be permitted because the fact that the Firm has made such investments may not be viewed as material information (E.G., trades in highly liquid securities with large market capitalization). The personal trading procedures set forth below establish circumstances under which such trades will be considered permissible and the procedures to follow in making such trades.

PROCEDURES

IDENTIFICATION AND PROTECTION OF INSIDER INFORMATION. If an Employee believes that he or she is in possession of information that is material and non-public, or has questions as to whether information is material and non-public, he or she should take the following steps:

Report the matter immediately to the Chief Compliance Officer, who will document the matter; Refrain from purchasing or selling the securities on behalf of himself or herself or others; and Refrain from communicating the information inside or outside the Firm other than to the Chief Compliance Officer.

If the Chief Compliance Officer determines that an Employee is in possession of material non-public information, he or she will notify all Employees that the security is restricted. All decisions about whether to restrict a security, or remove a security from restriction, will be made by the Chief Compliance Officer. Restrictions on such securities also extend to options, rights and warrants relating to such securities. When a security is restricted, all new trading activity of such security shall cease, unless approved in writing by the Chief Compliance Officer. If trading in a security is restricted, Employees are prohibited from communicating that fact to anyone outside the Firm. A security will be removed from restriction if the Chief Compliance Officer determines that no insider trading issue remains with respect to such security (for example, if the information becomes public or no longer is material).

RESTRICTING ACCESS TO MATERIAL NON-PUBLIC INFORMATION. Documents and files that contain material non-public information must be secure in order to minimize the possibility that such information will be transmitted to an unauthorized person. Such documents and files must be stored in locked file cabinets or other secure locations and confidential information accessible by computer should be maintained in computer files that are password protected or otherwise secure against access by unauthorized persons. Employees may not discuss material non-public

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information with, or in the presence of, persons who are not affiliated with the Firm or authorized to receive such information, and should thus avoid discussions of material non-public information in hallways, elevators, trains, subways, airplanes, restaurants and other public places generally. The use of speaker phones or cellular telephones also should be avoided in circumstances where such information may be overheard by unauthorized persons.

DETECTING INSIDER TRADING. To detect insider trading, the Chief Compliance Officer will review the trading activity of Client accounts, Employee accounts and other Firm accounts. It is also the responsibility of each Employee to notify the Chief Compliance Officer of any potential insider trading issues. The Chief Compliance Officer will investigate any instance of possible insider trading and fully document the results of any such investigation. At a minimum, an investigation record should include the following: (i) the name of the security; (ii) the date the investigation commenced; (iii) an identification of the account(s) involved; and (iv) a summary of the investigation disposition.

USE OF EXPERT NETWORKS. Although Karya does not currently utilize expert network groups, it may engage such groups in the future. Karya recognizes the possible risk that analysts may receive material, non-public information when speaking with industry experts and has therefore implemented the following policies and procedures designed to mitigate this risk:

     o Analysts are not permitted to speak with a paid expert consultant that is an employee or former employee of a company (who has worked with the company in the previous two years, unless approved by the Chief Compliance Officer) about which the analyst is communicating regardless of whether the Firm owns the security. However, speaking with a franchise owner is permitted.

     o Analysts must provide a verbal or e-mail disclaimer regarding the receipt of insider information prior to each call with an expert.

     o Analysts will maintain records in the form of notes taken during the calls and provide these to the Chief Compliance Officer.

     o If an analyst believes that they have received inside information, it must be immediately reported to the Chief Compliance Officer.

     o Employees are required to attend periodic training sessions on insider trading issues.

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                                 MARKET RUMORS

LAW

PROHIBITION AGAINST INTENTIONALLY DISSEMINATING RUMORS. The knowing dissemination of false or misleading information with the intent to manipulate securities prices or markets is prohibited by law.(1)

POLICY

Karya strictly prohibits any Employee from intentionally disseminating false or misleading information about the markets, other market participants, counterparties, companies, securities or government policy decision-making. An Employee who violates this prohibition will be subject to appropriate sanctions including termination of employment.

PROCEDURES

PROCEDURES TO PREVENT THE INTENTIONAL DISSEMINATION OF RUMORS. Karya seeks to prevent the dissemination of market rumors by (i) instituting a strict prohibition against the intentional dissemination of rumors, (ii) instituting an e-mail review procedure to review the content of the Firm's e-mail communications, and (iii) providing adequate training for all Employees regarding Karya's policy.

It is particularly important that, if rumors are passed on (both inside and outside the Firm), the situation is addressed by ensuring that:

     o    The origin of the information is sourced (where possible);

     o    The information is clearly stated to be a rumor;

     o    No additional credence or embellishment is given to the rumor; and

     o    The information is clearly stated to be unsubstantiated/not verified.

An Employee who hears a rumor or other communication that he or she knows to be false must not pass that information on to others. If an Employee receives material non-public information (e.g., about a company, a market or a pending government policy making decision) that is presented as a rumor but the Employee believes that it may be a fact, the Employee must contact the Chief Compliance Officer immediately. The Employee should not discuss the information with any other Employee or non-Karya personnel.


----------
(1)  Sections 9 and 10 of, and Rule 10b-5 under, the Exchange Act.

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                        PERSONAL SECURITIES TRANSACTIONS

LAW

Employee investments must be consistent with the mission of the Firm always to put Client interests first and with the requirements that the Firm and its Employees not trade on the basis of material non-public information concerning the Firm's investment decisions for Clients or Client transactions or holdings.

Rule 204A-1 under the Advisers Act requires in effect that a registered investment adviser's "access persons" report their transactions and holdings periodically to the Chief Compliance Officer and that the adviser review these reports.

Under the SEC definition, the term "access person" includes any Employee who has access to non-public information regarding Clients' purchase or sale of securities, is involved in making securities recommendations to (or in the case of a discretionary manager like the Firm, investment decisions on behalf of) Clients or who has access to such recommendations that are non-public ("Access Persons"). All Employees of Karya are deemed to be Access Persons.

TRANSACTION REPORTING REQUIREMENTS. All Access Persons must file with the Chief Compliance Officer initial and annual holdings reports and quarterly transaction reports with respect to all securities in his or her Access Person Accounts (as defined below) except holdings or transactions in the following securities ("Exempt Securities"):

     o    direct obligations of the Government of the United States;

     o money market instruments, bankers' acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments;

     o    money market fund shares;

     o shares of other types of open-ended mutual funds (although if the Firm acts as the investment adviser for a registered fund, Access Person transactions in shares of such fund will become reportable); and

     o units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

FOR CLARIFICATION, EXCHANGE-TRADED FUNDS ("ETFS") ARE NOT EXEMPT SECURITIES AND MUST BE REPORTED PURSUANT TO THESE PROCEDURES.

In addition, Quarterly Transaction reports are not required by law to be filed for securities transactions effected pursuant to an automatic investment plan ("Automatic Investment Plan"). An Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a

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predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

Furthermore, Initial and annual holdings reports and quarterly transaction reports are not required to be filed by law with respect to holdings in and transactions effected for "Third-Party Controlled Accounts" as defined below because such accounts are not deemed Access Person Accounts.

ACCESS PERSON ACCOUNTS. "Access Person Accounts" are accounts in which the Access Person is the "Beneficial Owner" of the securities in the account. The "Beneficial Owner" of the securities in an account means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in the securities. The term pecuniary interest means the opportunity to profit or share in any profit from a transaction in the security. An Access Person is presumed to be the Beneficial Owner of accounts of the Access Person and immediate family members who share the Access Person's household. All such accounts are "Access Person Accounts." The Firm has determined to consider "Access Person Accounts" also to include accounts of others who share the Access Person's household, anyone to whose support the Access Person materially contributes and other accounts over which the Access Person exercises discretion or a controlling influence.

THIRD PARTY MANAGEMENT -- LACK OF DISCRETION. "Access Person Accounts" over which the Access Person does not exercise investment discretion (i.e., investment discretion has been delegated to a third-party) and/or have improper control or influence ("Third-Party Controlled Accounts") are exempted from certain reporting requirements as discussed below.

By way of illustration, an Access Person's investment in a third-party private investment fund must fully be reported on securities holdings and transaction holdings reports as long as the Access Person made the investment decision to invest in such private investment fund, but the underlying investments of such private investment fund are not required by law to be reported on the Access Persons securities transactions and holding reports since those are not within the discretion of the Access Person.

Additionally, if an Access Person engages a third-party professional manager that has full discretion to invest on behalf of the Access Person or sets up a blind trust that endows the trustee with full investment discretion, such investments made by the third-party manager or trustee are not required by law to be reported by the Access Person on securities holdings and transaction reports as long as the Access Person does not have investment discretion with respect to such investments or otherwise control or influence the decisions of the third-party manager or trustee (i.e., an investment made by a discretionary third-party manager or trustee on behalf of an Access Person).

However, the Access Person or any other Beneficial Owner of the account cannot delegate investment discretion on paper, but retain improper influence or control over the account in fact. For example, if the Access Person or another Beneficial Owner of the Access Person Account suggests or directs purchases or sales of specific investments to the trustee or third-party manager then the trust or account would not be a Third-Party Controlled Account as the Access

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Person would directly or indirectly have improper control or influence, notwithstanding that all investment discretion has been delegated to the trustee or third-party professional adviser.

POLICY

It is the Firm's policy that all Employees of the Firm are Access Persons for purposes of Rule 204A-1 under the Advisers Act and must file all required reports, initial and annual holdings reports, and quarterly reports of transactions in Access Person Accounts. In addition, Access Persons must adhere to the following requirements in connection with their personal trading.

PRE-CLEARANCE - INITIAL PUBLIC OFFERINGS AND PRIVATE PLACEMENTS. Access Persons must obtain the written approval of the Chief Compliance Officer prior to executing a transaction in shares of initial public offerings or private placements, including private placements of Karya. Employees must furnish any prospectus, private placement memoranda, subscription documents and other materials about the investment as the Chief Compliance Officer may request.

PRE-CLEARANCE - OTHER TRANSACTIONS. Certain transactions by Access Persons (except transactions in a Third-Party Controlled Account) are subject to pre-clearance by the Chief Compliance Officer according to the procedures set forth below. The following transactions by an Access Person (other than in a Third-Party Controlled Account) must be pre-cleared:

     o    corporate bonds and indices on corporate bonds;

     o    mortgage backed securities and indices on mortgage backed securities;
          and

     o any discretionary futures or options on futures on fixed income, currency, interest rate or equity index contracts.

EXCEPTIONS TO PRE-CLEARANCE: Access Persons do not need to pre-clear the following types of transactions:

     o purchases and sales of mutual funds, including funds offered within a 529 College Savings Plan;

     o    purchases and sales of unit investment trusts and ETFs;

     o trades in any direct obligations of the U.S. Government, bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments including repurchase agreements;

     o    money market funds;

     o    purchases and sales of single name equities;

     o    futures and options on commodities;

     o futures and options transacted in a pre-set trading model (as long as certification is given to CCO that all transactions are effected in such model).

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NOTE: All transactions, including those exempt from the pre-clearance requirement (other than mutual funds not managed by Karya) are subject to the reporting requirements.

SHORT-TERM TRADING. Short-term trading in securities of issuers in which an Employee is an officer or director or the owner of 10% or more of a class of equity securities is subject to significant restrictions under the securities laws. Although other short-term trading activity is not strictly prohibited, as a matter of policy, the Firm strongly discourages short-term trading by Employees. The Firm does not permit day trading.

PROHIBITED TRANSACTIONS. No Access Person may trade in any account in any security subject to a restriction on trading issued by the Chief Compliance Officer under the Firm's insider trading policies and procedures set forth in this Code of Ethics or any other security specified by the Chief Compliance Officer. The securities subject to such restrictions will be noted by the Chief Compliance Officer on a list of restricted securities (the "Restricted List").

EXCESSIVE TRADING: Access Persons may not engage in excessive personal trading. Access Persons shall not make more than 60 transactions in any reporting quarter. Transactions that do not require pre-clearance are not included in the total, and buy and sell transactions respectively, executed in the same security on the same day, are considered to be one transaction (i.e. an approved transaction executed in lots throughout the day is considered one transaction).

MAINTAINING ACCESS PERSON ACCOUNTS. While the Firm encourages Employees to develop personal investment programs, it must be in a position to properly oversee the trading activity undertaken by its Employees. As a result, the Firm requires all Employees to provide duplicate account statements for all Access Person Accounts.

THIRD PARTY MANAGEMENT -- LACK OF DISCRETION. To deem a securities account over which an Access Person has Beneficial Ownership a Third-Party Controlled Account and not an Access Person Account, the Access Person must provide the Chief Compliance Officer with written documentation showing that someone else has been retained or has been granted investment discretion over the account and certify at least annually that neither the Access Person nor any other Beneficial Owner of such account suggests or directs purchases or sales of specific investments to the trustee or third-party.

PROCEDURES

RESTRICTED LIST. The Chief Compliance Officer will determine the securities to be placed on the Restricted List, which generally will include securities on which the Firm has received material non-public information. The Chief Compliance Officer will send a copy of the Restricted List by email to all Access Persons annually or when updated.

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DUPLICATE STATEMENTS.  For any account opened or maintained at a broker-dealer, bank or similar financial institution, each Employee shall be responsible for arranging for duplicate account statements to be sent directly to the Chief Compliance Officer at the following address:

                          Karya Capital Management LP
                     1330 Avenue of the Americas, Suite 520
                               New York, NY 10019
                      Attention: Chief Compliance Officer

Such statements must be provided upon issuance for the Employee's Access Person Accounts (other than Third-Party Controlled Accounts), and all such statements must be received no later than 30 days after the end of each quarter, except for accounts in which the Employee only transacts in Exempt Securities.

INITIAL AND ANNUAL HOLDINGS REPORTS. Each Access Person must file a holdings report disclosing all securities (other than Exempt Securities and those that have been previously reported on account statements received by the Firm) in any Access Person Account (other than Third-Party Controlled Accounts) on the Annual Personal Securities Holdings Report (see Appendix 3) or any substitute acceptable to the Chief Compliance Officer, no later than 10 days after becoming an Access Person, and annually thereafter during the month of January. Each such report must be current as of a date no more than 45 days before the report is submitted. With respect to each Access Person Account that is a Third-Party Controlled Account and/or in which the Access Person holds only Exempt Securities, the Access Person need only provide: (i) the name of the broker-dealer or bank with whom the Access Person Account is held; (ii) the account number; and (iii) the name on the account.

QUARTERLY TRANSACTION REPORTING REQUIREMENTS. Each Access Person must submit to the Chief Compliance Officer within 30 days after the end of each quarter a report of all securities transactions (other than transactions in Exempt Securities and in Third-Party Controlled Accounts) effected in each Access Person Account during such quarter on the Quarterly Securities Transaction Report (see Appendix 4). The report must include the name of the security, date of the transaction, quantity, price, nature of the transaction and name of the bank, broker-dealer or financial institution through which the transaction was effected. Information regarding such transactions need not be reported if duplicate account statements for all Access Person Accounts have been provided to the Chief Compliance Officer and the Employee certifies on the Quarterly Securities Transaction Report that all transactions have been reported. Employees must independently report securities that do not appear on the account statements or confirmations (E.G., any securities acquired in private placements or by gift or inheritance) on the Quarterly Securities Transaction Report (see Appendix 4). Even if no transactions are required to be reported, each Employee must submit such a report certifying that all transactions have been reported.

PRE-CLEARANCE. Preclearance and approval of personal investments helps Karya prevent certain investments that may conflict with Client trading activities. Each Employee who wishes to effect a transaction in the investments requiring pre-clearance as described above in the Policy portion of this Personal Securities Transaction section of the Manual must first obtain written pre-clearance from the Chief Compliance Officer by completing a Personal Securities Transaction Pre-Clearance Form (Appendix 5). The Access Person will receive notification as to whether the proposed trade is approved or denied generally within a few hours of submission. If a proposed trade is approved, the approval is valid for the day in which the approval is given and the following business day, unless notified otherwise from the Compliance Officer. If the Access Person does not execute the transaction within the required timeframe or the information in the preclearance request changes, the Access Person must repeat the preclearance process prior to undertaking the transaction.

REVIEW AND AVAILABILITY OF PERSONAL TRADE INFORMATION. All information supplied under these procedures, including quarterly transaction and initial and annual holdings reports, will be reviewed by the Chief Compliance Officer for compliance with the policies and procedures in this Code of Ethics. A record of such review will be maintained by the CCO.

CONFIDENTIALITY. The Chief Compliance Officer will maintain records in a manner to safeguard their confidentiality. Each Employee's records will be accessible only to the Employee, the Chief Compliance Officer, senior officers and appropriate human resources personnel.

                     GIFTS, ENTERTAINMENT AND CONTRIBUTIONS

LAW

The giving or receiving of gifts or other items of value to or from persons doing business or seeking to do business with the Firm could call into question the independence of its judgment as a fiduciary of its Clients. If the Firm and/or Employee were found to be acting in a position of undisclosed conflict of interest, it could be sanctioned under Section 206 of the Advisers Act.

In addition, ERISA prohibits the acceptance of fees, kickbacks, gifts, loans, money, and anything of value that are given with the intent of influencing decision-making with respect to any employee benefit plan. The acceptance or offering of gifts, entertainment or other items may be viewed as influencing decision-making and therefore unlawful under ERISA. Many public employee benefit plans are subject to similar restrictions.

Other federal laws and regulations prohibit firms and their employees from giving anything of value to employees of various financial institutions in connection with attempts to obtain any business transaction with the institution, which is viewed as a form of bribery. Finally, providing gifts and entertainment to foreign officials may violate the Foreign Corrupt Practices Act.

Regarding political contributions, the SEC has stated that investment advisers who seek to influence the award of advisory contracts by public entities by making political contributions to public officials may cause such officials to compromise their fiduciary duty to such entities.

POLICY

ACCEPTING GIFTS AND ENTERTAINMENT. On occasion, because of an Employee's position with the Firm, the Employee may be offered, or may receive, gifts or other forms of non-cash compensation from persons associated with a securities or financial organization (including brokerage firms or other investment management firms), vendors, Clients or prospective Clients of the Firm (each a "Business Relationship Entity" or "Business Relationship Person"). A Business Relationship Person does not include immediate or extended family members (e.g., spouse, in-laws, cousins, siblings, children). Exemptions from reporting may be requested of and granted by the Chief Compliance Officer on a case-by-case basis. Extraordinary or extravagant gifts (I.E., gifts that have an aggregate value of more than $100 during a calendar year from a single giver) from a Business Relationship Entity or Business Relationship Person are not permissible and must be declined or returned, absent written approval by the Chief Compliance Officer. Gifts of nominal value (I.E., gifts that have an aggregate value of no more than $100 during a calendar year from a single giver) and promotional items (E.G., pens, mugs) may be accepted provided that any such single nominal gift or promotional item with a value of more than $50 from a Business Relationship Entity or Business Relationship Person must be reported to the Chief Compliance Officer. Gifts should be sent to Employees at the Firm's offices and may not be sent to an Employee's home.

Employees may accept from any single Business Relationship Entity or Business Relationship Person during each calendar quarter, entertainment at which both the Employee and the giver are present (E.G., business lunches and dinners, and sporting and cultural events) and having an aggregate reasonable value of no more than $300 provided that any such single entertainment event with a value of more than $50 must be reported to the Chief Compliance Officer. Employees may not accept from any single Business Relationship Entity or Business Relationship Person during each calendar quarter any such entertainment that causes the aggregate $300 aggregate quarterly limit to be exceeded unless (i) there is a specific business purpose for such events; (ii) both the Employee and the giver are present; and (iii) the Employee's participation in the events exceeding the $300 aggregate quarterly limit has been approved in writing in advance by the Chief Compliance Officer.

Under the foregoing policy, if two employees from the same Business Relationship Entity separately entertain an Employee on two different occasions during the same calendar quarter and the Business Relationship Entity covers the expense of both events, then both events should be aggregated toward the $300 quarterly limit. However, if one or both of the entertainment events are paid for by the individuals providing the entertainment and not their employer then the two events would not be aggregated toward the $300 quarterly limit.

GIVING GIFTS AND PROVIDING ENTERTAINMENT. Employees may not give any gift(s) with an aggregate value in excess of $100 per calendar year to any single Business Relationship Person Unless approved by the Chief Compliance Officer in advance in writing. Employees may give such gift(s) having an aggregate value of $100 or less per calendar year to any Business Relationship Person provided that any such single gift with a value of more than $50 must be reported to the Chief Compliance Officer.

Employees may provide to any single Business Relationship Person during each calendar quarter, entertainment at which both the Employee and the recipient are present (E.G., business lunches and dinners, and sporting and cultural events) and having an aggregate reasonable value of no more than $300 per quarter provided that any such single entertainment event with a value of more than $50 must be reported to the Chief Compliance Officer. Employees may not provide to any single Business Relationship Person during a calendar quarter any such entertainment that causes the aggregate $300 quarterly limit to be exceeded unless (i) there is a specific business purpose for such event; (ii) both the Employee and the recipient are present; and (iii) the provision of such entertainment has been approved in advance in writing by the Chief Compliance Officer.

SCOPE OF POLICY. For the avoidance of doubt, these policies apply to gifts and entertainment from a Business Relationship Entity and Business Relationship Person regardless of whether the Employee has an independent social relationship with them unless the gifts or entertainment has specifically been exempted in writing by the Chief Compliance Officer.

CASH. No Employee may give or accept cash gifts or cash equivalents (E.G. gift cards, gift certificates) to or from a Business Relationship Entity or Business Relationship Person.

SOLICITATION OF GIFTS. All solicitation of gifts or gratuities is unprofessional and is strictly prohibited.

POLITICAL CONTRIBUTIONS: PAY-TO-PLAY. Political contributions to public officials may not exceed limits established under SEC rules for contributions to any one official per election. See "Marketing Practices -- Pay-to-Play Arrangements" below.

CHARITABLE CONTRIBUTIONS. Employees may not solicit charitable contributions in their position at the Firm from a Business Relationship Entity or a Business Relationship Person (including immediate or extended family relationships) without the prior approval of the Chief Compliance Officer, who shall maintain a record of each such solicitation. Employee charitable contributions and/or sponsorships solicited by a Business Relationship Entity or a Business relationship Person (including immediate and extended family relationships) having an aggregate value of more than $250 to any one person during each calendar quarter must be approved in advance by the Chief Compliance Officer. In addition, the Chief Compliance Officer will keep a record of charitable contributions and/or sponsorships solicited by a Business Relationship Entity or a Business Relationship Person (including immediate and extended family relationships) having an aggregate value of more than $250 to any one person during each calendar quarter.

CLIENT COMPLAINTS. Employees may not make any payments or other account adjustments to Clients in order to resolve any type of complaint. All such matters must be handled by the Chief Compliance Officer.

ERISA CONSIDERATIONS. Employees should never offer gifts or other favors for the purpose of influencing ERISA Client or prospective Client decision-making. Entertainment of ERISA or public plan trustees may be permissible if there is a business purpose for the entertainment (E.G., review of account performance), but any such entertainment must be consistent with any code of conduct of the plan.

PROCEDURES

GIFTS AND ENTERTAINMENT. If an Employee has been offered or receives or wishes to give a gift from or to any single Business Relationship Entity or Business Relationship Person during a calendar year that causes the aggregate $100 limit to be exceeded, the Employee must seek the approval of the Chief Compliance Officer in order to accept, retain or give such gift(s). If an Employee has been offered or received, or wishes to give, a nominal gift or promotional item with a value of more than $50 to any single Business Relationship Entity or Business Relationship Person, the Employee must report the acceptance, receipt or giving of such gift or promotional item to the Chief Compliance Officer.

If an Employee wishes to provide, or accept, any entertainment (as described in the policy section above) having an aggregate reasonable value in excess of $300 to, or from, any single Business Relationship Entity or Business Relationship Person during a calendar quarter, the Employee must seek the approval of the Chief Compliance Officer prior to accepting or providing such entertainment that causes the aggregate $300 limit to be exceeded. If an

Employee wishes to provide, or accept, any entertainment having a reasonable value of more than $50 to, or from, any Business Relationship Entity or Business Relationship Person, the Employee must report to the Chief Compliance Officer the acceptance or provision of such entertainment.

All pre-approvals and reporting of gifts and entertainment will be recorded in a gift and entertainment log kept by the Chief Compliance Officer. If there is any question about the appropriateness of any particular gift or entertainment, Employees should consult the Chief Compliance Officer

POLITICAL CONTRIBUTIONS. See "Marketing Practices -- Pay-to-Play Arrangements" below.

CHARITABLE CONTRIBUTIONS. Prior to soliciting charitable contributions from any Business Relationship Entity or Business Relationship Person, an Employee must receive the approval of the Chief Compliance Officer. In addition, prior to making any charitable contributions or sponsorships solicited by a Business Relationship Entity or Business Relationship Person having an aggregate value of more than $250 to any one person during each calendar quarter, an Employee must receive the approval of the Chief Compliance Officer. The Employee must notify the Chief Compliance Officer of amounts received from or given to such persons as a result of such solicitation. All such approvals must be documented and include information regarding the Employee, the charity, the date of the solicitation and the amounts received.

                          OUTSIDE BUSINESS ACTIVITIES

LAW

The Firm's fiduciary duties to Clients dictate that the Firm and its Employees devote their professional attention to Client interests above their own and those of other organizations.

POLICY

Employees may not engage in any of the following outside business activities without the consent of the Chief Compliance Officer. Employees may not:

     o    be engaged in any other business;

     o be an officer of or employed or compensated by any other person for business-related activities;

     o serve as general partner, managing member or in a similar capacity with partnerships, limited liability companies or private funds other than those managed by the Firm or its affiliates;

     o engage in personal investment transactions to an extent that diverts an Employee's attention from or impairs the performance of his or her duties in relation to the business of the Firm and its Clients;

     o have any direct or indirect financial interest or investment in any dealer, broker or other current or prospective supplier of goods or services to the Firm (other than ownership of publicly traded securities) from which the Employee might benefit or appear to benefit materially; or

     o serve on the board of directors (or in any similar capacity) of another company, including not-for-profit corporations. Authorization for board service will normally require that the Firm not hold or purchase any securities of the company on whose board the Employee sits.

RESTRICTIONS ON ACTIVITIES. With respect to any outside activities engaged in by an Employee, the following restrictions shall be in effect: (i) the Employee is prohibited from implying that he or she is acting on behalf of, or as a representative of, the Firm; (ii) the Employee is prohibited from using the Firm's offices, equipment or stationery for any purpose not directly related to the Firm's business, unless such Employee has obtained prior approval from the Chief Compliance Officer; and (iii) if the activity was required to be and has been approved by the Chief Compliance Officer, the Employee must report any material change with respect to such activity.

PROCEDURES

Before undertaking any of the activities listed above, the Employee must provide to the Chief Compliance Officer detailed information regarding all aspects of the proposed activity. The

Employee may not undertake such activity until the Employee has obtained approval from the Chief Compliance Officer.

                                CONFIDENTIALITY

LAW

During the course of employment with the Firm, an Employee may be exposed to or acquire Confidential Information. "Confidential Information" is any and all non-public, confidential or proprietary information in any form concerning the Firm, its affiliates, their investments and investment strategies, or its Clients or any other information received by the Firm from a third party to whom the Firm has an obligation of confidentiality, regardless of when such information was produced or obtained by the Firm. Confidential Information includes documentation in any medium or format whatsoever, and all reproductions, copies, notes and excerpts of any documentation comprising or including any Confidential Information, as well as information orally conveyed to the Employee.

Confidential Information shall not include (i) any information which the Employee can prove by documentary evidence is generally available to the public or industry other than as a result of a disclosure by the Employee; or (ii) any information that the Employee obtains from a third party who is not subject to a confidentiality agreement with the Firm and who did not obtain that information directly or indirectly from the Firm.

POLICY

Employees (including Employees seconded to or providing services to the Firm who are deemed subject to this Manual) shall not at any time while employed or at any time after being employed (i) disclose, directly or indirectly, any Confidential Information to anyone other than personnel of the Firm; or (ii) use or appropriate any Confidential Information.

PROCEDURES

RESTRICTIONS ON COMMUNICATIONS OF CONFIDENTIAL INFORMATION. Each Employee agrees to inform the Chief Compliance Officer promptly if he or she (i) is seeking an exception in order to disclose Confidential Information in contravention of Firm policy; or (ii) discovers that someone else is making or threatening to make unauthorized use or disclosure of Confidential Information.

PHYSICAL SECURITY OF INFORMATION. Employees should avoid discussions of Confidential Information in hallways, elevators, trains, subways, airplanes, restaurants and other public places generally. Use of speaker phones or cellular telephones also shall be avoided in circumstances where Confidential Information may be overheard by unauthorized persons. Documents and files that contain Confidential Information must be kept secure in order to minimize the possibility that such Confidential Information will be transmitted to an unauthorized person. Confidential documents should be stored in locked file cabinets or other secure locations. Confidential databases and other Confidential Information accessible by computer should be maintained in computer files that are password protected or otherwise secure against access by unauthorized persons. All Employees should lock their computers at the end of each work day.

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

COMPANY PROPERTY. Employees may not physically remove Confidential Information from the premises of the Firm except consistent with and in furtherance of the performance of their duties to the Firm. All originals and copies of Confidential Information are the sole property of the Firm. Upon the termination of employment for any reason, or upon the request of the Firm at any time, each Employee promptly will deliver all copies of such materials to the Firm.

                            POLICIES AND PROCEDURES
                          REGISTRATION AND DISCLOSURE

REGISTRATION

LAW

REGISTRATION AS INVESTMENT ADVISER. The responsibility for regulating investment advisers is divided between the SEC and the states based on whether an adviser meets the SEC eligibility requirements. Entities that fall within the definition of "investment adviser" and have $100 million or more of "regulatory assets under management" ("RAUM"), calculated in accordance with the instructions to Form ADV, or $150 million or more of RAUM in the case of advisers managing only private funds, must register with the SEC. Entities that fall within the definition of "investment adviser" and have between $25 million and $100 million in RAUM must consider whether they are subject to registration under state law, although certain multi-state advisers may permissively register with the SEC. Once registered, an adviser is subject to the Advisers Act and all rules and regulations thereunder.

FORM ADV. Registration with the SEC is accomplished through filing Form ADV, which is divided into two parts. Both Part 1 and Part 2A, which is the Firm's narrative brochure, must be filed electronically with the Investment Adviser Registration Depository ("IARD") and are available to the public at http://adviserinfo.sec.gov/IAPD/Content/Search/iapd.OrgSearch.aspx. Part 2B brochure supplements, consisting of biographies of individuals providing certain advisory services, are not filed.

STATE NOTICE FILING REQUIREMENTS. If an adviser qualifies for SEC registration, it need not register with any state. However, states in which the adviser would otherwise be required to be registered but for the assets-under-management threshold may require notice filings and impose fees on SEC-registered advisers. State notice filings and payment of fees are accomplished through the IARD system. Certain states also may require the adviser to file a copy of its Form ADV Part 2A.

LICENSING OF INVESTMENT ADVISORY REPRESENTATIVES. Any Employee of the Firm who provides advice, solicits clients or manages portfolio assets in a state where he or she has a place of business may be required to be licensed in that state as an investment adviser representative if more than 10% of the Employee's Clients are natural persons (I.E., individuals) and the Employee has more than five Clients who are natural persons within one state. For these purposes, however, individuals with at least $1 million under management with the adviser or a net worth of more than $2 million are not counted as "natural persons."
In the case of private funds, the fund, and not its investors, is treated as the Client for purposes of determining the need for investment adviser representative licensing.

The definition of "investment adviser representative" may vary from state to state. In some states, only those who provide advice or supervise the provision of advice in the state must be licensed. In others, individuals who solicit advisory business also must be licensed. Licensing generally requires the person to pass the Series 65 or 66 exam administered by FINRA.

POLICY

REGISTRATION AS AN INVESTMENT ADVISER. The Firm is registered with the SEC as an Investment Adviser.

STATE NOTICE FILING REQUIREMENTS. It is the Firm's policy to comply with any applicable state notice filing requirements.

LICENSING OF INVESTMENT ADVISORY REPRESENTATIVES. The Firm manages only private funds, and accordingly, does not have any natural person clients as defined above. Accordingly, the Firm's Employees currently are not required to be licensed as investment adviser representatives.

PROCEDURES

FORM ADV. The Firm is registered with the SEC as an Investment Adviser and filed a Form ADV.

COMPLIANCE WITH STATE FILING REQUIREMENTS. The Chief Compliance Officer is responsible for making sure that notice filings are filed with the appropriate states and that applicable notice fees are paid through the IARD. The Chief Compliance Officer will review the list of Firm Clients in conjunction with state blue sky laws to determine those states in which the Firm will need to make notice filings. Generally, states are authorized to request from the Firm a copy of the Firm's Form ADV, Part 2A. The Chief Compliance Officer will respond to such requests and maintain evidence of transmittal of Part 2A of Form ADV.

                                   DISCLOSURE

LAW

The disclosure requirements of the Advisers Act are designed to provide Clients and prospective Clients material information about the Firm. The Advisers Act and its rules prescribe disclosures that must be made in the Firm's brochure, which is its Form ADV Part 2A, and in the brochure supplements under Part 2B with respect to individuals who provide investment advice or determine investment policy.

FORM ADV. Form ADV is divided into Parts 1 and 2, and Part 2 is further subdivided into Parts 2A and 2B. Part 1 requests certain basic information about the Firm and its business, including its executive officers and owners, numbers and types of Clients, amount of assets under management and information about any "private funds" it manages.

Part 2A of Form ADV requires information concerning the Firm's business, including a description of advisory services provided and fees and other compensation charged, performance fees and side-by-side management of accounts with different fee structures, the types of Clients to which the Firm generally provides services, the Firm's methods of security analysis, investment strategies and risk of loss, disciplinary information about the Firm and its management, other financial industry activities and affiliations of the Firm and its management persons, the Firm's Code of Ethics, participation or interest in client transactions, brokerage practices, including soft dollar arrangements and directed brokerage, account review practices, client referrals and other compensation, custody, the nature of the Firm's investment discretion, voting of client securities and certain financial information.

Part 2B requires that a Plain English narrative brochure supplement be prepared with respect to any supervised person who (i) formulates investment advice and has direct client contact; or (ii) has discretionary authority over a client's assets, even if the supervised person has no direct client contact. Each client must receive a brochure supplement for each supervised person who provides services to such client. (There are exceptions for clients who receive only impersonal investment advice and pay fees of less than $500 per year, registered investment companies and registered business development companies, and certain knowledgeable employees who would be eligible to pay performance fees.) If advice is provided to a client by more than five persons, a current brochure supplement need only be provided for the five persons with the most significant responsibility for the day-to-day advice provided to the client.

Brochures and brochure supplements must be delivered "promptly" after revision of either document to add or materially change disclosure of a disciplinary event.

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